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                              September 24, 2021

       Kevin R. Johnson
       President and Chief Executive Officer
       Starbucks Corporation
       2401 Utah Avenue South
       Seattle, WA 98134

                                                        Re: Starbucks
Corporation
                                                            Form 10-K for
Fiscal Year Ended September 27, 2020
                                                            Filed November 12,
2020
                                                            File No. 000-20322

       Dear Mr. Johnson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.
   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased
competition to develop innovative new products that result in lower emissions; and
                                                            any anticipated
reputational risks resulting from your operations or those of the business partners
in your supply chain related to material greenhouse gas emissions.
   3. If material, discuss the significant physical effects of climate change on your operations and results, including
the quantification of material weather-related damages to your property or operations
and any weather-related impacts on the cost or availability of
 Kevin R. Johnson
Starbucks Corporation
September 24, 2021
Page 2
      insurance.
4. Disclose any material litigation risks related to climate change and the potential impact to the company.
5. Quantify any material increase in compliance costs related to climate change.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                            Sincerely,
FirstName LastNameKevin R. Johnson
                                                            Division of
Corporation Finance
Comapany NameStarbucks Corporation
                                                            Office of Trade &
Services
September 24, 2021 Page 2
cc:       JT Ho
FirstName LastName